UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

GOLD FIELDS LIMITED

(Name of Subject Company)

GOLD FIELDS LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares of nominal value Rand 0.50 each

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

ZAE000018123 (Ordinary Shares)

38059T106 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Cain Farell

24 St. Andrews Road
Parktown, 2193
South Africa
011-27-11-644-2400
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)

Copy to:

Jennifer M. Schneck Linklaters One Silk Street London EC2Y 8HQ England 011-44-20-7456-2000	Scott V. Simpson Ann Beth Bejgrowicz Skadden, Arps, State, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London E14 5DS England 011-44-20-7519-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
EXHIBIT INDEX
EX-99.A.19: PRESS RELEASE

ITEM 1.     SUBJECT COMPANY INFORMATION

      The name of the subject company is Gold Fields Limited, a company organized under the laws of South Africa (the “Company” or “Gold Fields”). The principal executive office of the Company is located at 24 St. Andrews Road, Parktown, 2193, South Africa. The telephone number of its principal executive office is 011-27-11-644-2400.

      The title of the class of the equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9, together with the exhibits hereto (this “Schedule 14D-9”), relates is ordinary shares, nominal value Rand 0.50 per share, of Gold Fields (the “Gold Fields Ordinary Shares”), which are in the form of shares or American Depositary Shares (“Gold Fields ADSs”, and together with the Gold Fields Ordinary Shares, the “Gold Fields Shares”). Each Gold Fields ADS is evidenced by a Gold Fields American Depositary Receipt (a “Gold Fields ADR”) and represents one Gold Fields Ordinary Share.

      As of November 23, 2004, there were 491,992,933 Gold Fields Ordinary Shares outstanding, of which 124,532,435 (approximately 25.31% of Gold Fields’ issued and outstanding share capital) were represented by Gold Fields ADSs. In addition to the issued and outstanding share capital, as of November 23, 2004, Gold Fields had 25,071,013 Gold Fields Ordinary Shares reserved for issuance under its equity compensation plans, of which 9,543,883 Gold Fields Ordinary Shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options issued pursuant to such plans.

ITEM 2.     IDENTITY AND BACKGROUND OF FILING PERSON

      The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and is also the subject company, are set forth in Item 1 above and are incorporated herein by this reference.

      This Schedule 14D-9 relates to the tender offer (the “Subsequent Offer”) for the entire issued share capital of Gold Fields by Harmony Gold Mining Company Limited, a company organized under the laws of South Africa (the “Offeror” or “Harmony”). The Subsequent Offer is described in a Tender Offer Statement on Schedule TO, together with the exhibits thereto (as amended or supplemented from time to time, the “Schedule TO”), initially filed by Harmony with the Securities and Exchange Commission (the “SEC”) on December 3, 2004. The Subsequent Offer is being made pursuant to the terms and conditions set forth in the Prospectus, dated December 3, 2004 (the “Prospectus”) and the related ADS Letter of Transmittal, each of which has been filed as an exhibit to the Schedule TO.

      On November 26, 2004, Harmony closed its partial tender offer for up to 34.9% of the Gold Fields Shares (the “Early Settlement Offer”). Harmony has disclosed that 56,451,922 Gold Fields Ordinary Shares (including those represented by Gold Fields ADSs), or approximately 11.4% of Gold Fields entire share capital had been tendered, and accepted for payment, under the Early Settlement Offer. In the same announcement, Harmony announced that it was commencing the Subsequent Offer immediately.

      According to the disclosure set out in the Schedule TO, Harmony has structured the Subsequent Offer as an exchange offer to (i) holders of Gold Fields Ordinary Shares inside the United States and holders of Gold Fields ADRs wherever located and (ii)  holders of Gold Fields Ordinary Shares inside South Africa and holders of Gold Fields Ordinary Shares outside the United States to the extent that such holders may lawfully participate in the Offer. In the Subsequent Offer, subject to the terms and conditions set out in the Prospectus, Harmony has offered to purchase all issued and to be issued Gold Fields Ordinary Shares and Gold Fields ADSs, in exchange for 1.275 new Harmony Shares and 1.275 new Harmony ADSs, respectively.

      As set forth in the Prospectus, the principal executive office of Harmony is located at Suite No 1, Private Bag X1, Melrose Arch, 2076, South Africa.

      With respect to all information described herein which is set out in the Schedule TO and the Prospectus contained in the Registration Statement on Form F-4 (together with exhibits thereto and as amended or supplemented from time to time) initially filed by Harmony with the SEC on December 3, 2004, and any exhibits thereto, including information regarding Harmony or its affiliates, officers or directors or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Harmony to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Certain Employment, Severance and Other Compensatory Arrangements

Employment agreements of Ian D. Cockerill and Nicholas J. Holland

      Each of Ian D. Cockerill (Executive Director and Chief Executive Officer of Gold Fields) and Nicholas J. Holland (Executive Director and Chief Financial Officer of Gold Fields) has entered into two service agreements with subsidiaries of Gold Fields. One agreement (the “Guernsey Contract”) is with Gold Fields Guernsey Limited (“GF Guernsey”) and the other agreement (the “GFL Contract”) is with GFL Mining Services Ltd. (“GFL”). The terms and conditions of employment for each executive director are substantially similar, except where otherwise indicated below.

The GFL Contracts

      Under the GFL Contracts, the employment of Mr. Cockerill and Mr. Holland will continue until terminated upon (i) six months’ notice by either relevant party or the relevant executive director or (ii) retirement of the relevant executive director (currently provided for at age 63 in each contract). Gold Fields can also terminate the executive director’s employment summarily for any reason recognized by law as justifying summary termination. If the summary termination is due to the inability of the executive director to provide his services (as a result of ill health or other cause) for a continuous period of three consecutive months in any one year or more, he must also be paid in lieu of his six-month notice period.

      Mr. Cockerill’s gross annual remuneration package is valued at Rand 3,201,000 and Mr. Holland’s current GRP is valued at Rand 1,985,000. Both Mr. Cockerill’s and Mr. Holland’s GRP are reviewed annually for possible adjustment. Pursuant to their annual compensation reviews, each of Mr. Cockerill’s and Mr. Holland’s salary was increased in January 2004. Mr. Holland’s GRP was increased again in July 2004.

      The value of the gross annual remuneration package is to be allocated among the following benefits: (i) salary; (ii) compulsory retirement fund contribution (with contributions set at 20% of “Pensionable Emoluments”; and “Pensionable Emoluments” being a rate between 50% and 100% of the gross annual remuneration package as elected by the executive director); (iii) voluntary participation in a vehicle scheme; (iv) compulsory medical coverage; and (v) compulsory Group Personal Accident Policy coverage. In addition, it is compulsory for each of Mr. Cockerill and Mr. Holland to contribute 1% of the gross annual remuneration package to the Unemployment Insurance Fund, subject to any legislated contribution maximum at the time.

      In addition, each of Mr. Cockerill and Mr. Holland is entitled, inter alia, to the following benefits under the GFL Contracts: (i) participation in the GF Management Incentive Scheme at the discretion of Gold Fields; and (ii) consideration for an annual (financial year) incentive bonus based upon the fulfilment of certain targets set by the Board of Directors of Gold Fields (the “Board”).

      The amount and manner of any bonus payment is determined by the Compensation Committee of the Board. The annual bonus is set at a target of 50% of the value of the gross annual remuneration package (assuming fulfilment of all targets) with scope to award a lesser bonus if targets are not met, or a greater bonus (up to a further 50% of the gross annual remuneration package) if targets are exceeded.

      The GFL Contracts also provide that in the event of the relevant executive director’s employment being terminated solely as a result of a “change of control” (as defined below), and within 12 months of the change of control, the director is entitled to: (i) payment of an amount equal to twice his gross annual remuneration package; (ii) payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years; (iii) any other payments and/or benefits due under his GFL Contract; (iv) payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete; and (v) an entitlement, for two years after the date of termination, subject to the relevant rules of the share option scheme then in force, to retain and to exercise all share options allocated to him including those which may not have vested at the date of such termination. The GFL Contract further provides that these payments cover any compensation or damages the executive director may have under any applicable employment legislation. A “change of control” for the above purposes includes, but is not limited to, the acquisition by a third party of 30% or more of Gold Fields Ordinary Shares.

      In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other reorganization, whether or not there is a change of control, if the executive director’s services are terminated the “change of control” provisions summarized above also apply.

      Each of Mr. Cockerill and Mr. Holland has agreed to: (i) not use or divulge any trade secrets without Board consent; (ii) surrender any written or electronic documentation relating to any trade secrets at the Board’s demand (and not keep any copies thereof); (iii) not (for a period of 24 months after his employment terminates) induce, solicit, encourage or procure (or endeavour to do so) any employee to (a) terminate his employment with Gold Fields or (b) become employed by or interested in any competitor of Gold Fields; (iv) not provide any information acquired by him in the course of his association with or employment by Gold Fields, to anyone, if the provision of the information results or may result in any of Gold Fields’ employees becoming employed by or interested in any manner whatsoever (whether directly or indirectly) in any concern; (v) not solicit, interfere with or entice or endeavour to entice away from Gold Fields any person who was an associate, customer or supplier of, or who was accustomed to dealing with, Gold Fields, during the past two years; and (vi) not disclose any information which comes to his knowledge as a result of his employment or the termination thereof (but excluding information acquired from an independent third person), which relates to any business/marketing method or practice, or any business/marketing associates of Gold Fields.

      A general exception to the various restrictions on disclosure of information is that the executive director is entitled to disclose information to such person(s) to whom it is necessary for the purpose of implementing his employment rights and obligations.

The Guernsey Contracts

      Each of Mr. Cockerill’s and Mr. Holland’s agreements with GF Guernsey provides for his salary payable under that agreement to be determined in U.S. dollars. The annual salary remuneration package of Mr. Cockerill is U.S.$194,000 and of Mr. Holland is U.S.$86,750. Both Mr. Cockerill’s and Mr. Holland’s salary remuneration packages are reviewed annually for possible adjustment. Pursuant to their annual compensation reviews, each of Mr. Cockerill’s and Mr. Holland’s salary remuneration packages was increased in January 2004. Mr. Holland’s salary remuneration package was increased again in July 2004. The notice period under the Guernsey Contracts is six months.

      In addition, each of Mr. Cockerill and Mr. Holland is entitled to be considered for an annual incentive bonus payment depending upon the fulfilment of certain targets as agreed between the relevant executive director and the Board. The annual bonus is set at a target of 50% of the value of the annual salary (as provided above) (assuming fulfilment of all targets) with scope to award a lesser bonus if targets are not met, or a greater bonus (up to a further 50% of the annual salary) if targets are exceeded.

      All conditions relating to the employment of Mr. Cockerill and Mr. Holland under the GFL Contracts, other than with respect to remuneration, apply to their employment under the Guernsey Contract. In addition, the Guernsey Contract expressly provides that the “change of control” clause in the GFL Contract also applies on the same terms in respect of remuneration paid under the Guernsey Contract.

Additional information

      Mr. Cockerill also participated in a retention scheme in which he was entitled to a payment in January 2004 based upon the value of his share options and emoluments. The scheme expired in January 2004 and no payment was made in terms of the scheme to Mr. Cockerill.

      The executive directors also benefit from pension contributions and life insurance. Effective March 1, 2004, these pension contributions and life insurance payments are included in the amount of the executive director’s gross annual remuneration package described above.

      Mr. Cockerill’s Guernsey Contract and GFL Contract are filed herewith as Exhibits 99.(e)(1) and 99.(e)(2), respectively, and are incorporated herein by this reference.

      Mr. Holland’s Guernsey Contract and GFL Contract are filed herewith as Exhibits 99.(e)(3) and 99.(e)(4), respectively, and are incorporated herein by this reference.

Employment agreements of John A. Munro, Craig J. Nelsen and Michael J. Prinsloo

      John A. Munro (Executive Vice President of Gold Fields, International Operations), Craig J. Nelsen (Executive Vice President of Gold Fields, Exploration) and Michael J. Prinsloo (Executive Vice President of Gold Fields, South African Operations) also have service contracts with certain subsidiaries of Gold Fields that contain provisions which provide for payment upon a change of control.

      The terms of their respective contracts are substantially similar to the terms of Mr. Cockerill’s and Mr. Holland’s contracts with GFL and GF Guernsey detailed above, including change of control provisions, except as set forth in material part below.

John A. Munro

      Mr. Munro was appointed Executive Vice President and Head of International Operations on September 1, 2003. Mr. Munro has an employment agreement with GFL with a gross annual remuneration package valued at Rand 1,545,700. Mr. Munro also has an employment agreement with GF Guernsey pursuant to which his annual salary remuneration package is valued at U.S.$71,500, and his annual bonus under both contracts is set at a target of 40% of the value of his gross annual remuneration package and annual salary remuneration package, as applicable. Mr. Munro’s salaries under the contracts were increased in January 2004, and his gross annual remuneration package was again increased in June 2004.

      Mr. Munro’s employment agreements with GF Guernsey and GFL are filed herewith as Exhibits 99.(e)(5) and 99.(e)(6), respectively, and are incorporated herein by this reference.

Craig J. Nelsen

      Mr. Nelsen has entered into a service agreement with Gold Fields Exploration, Inc. (the “GFE Contract”). If there is a “change in control” of Gold Fields and Mr. Nelsen is terminated “other than for cause” or resigns for “good reason” within 12 months following the change in control, the GFE Contract provides for a payment of twice Mr. Nelsen’s annual salary remuneration package. Mr. Nelsen’s current annual salary remuneration package is valued at U.S.$306,000. Mr. Nelsen's salary was increased in January 2004. Gold Fields pays 12% of his salary into a retirement plan as well as making his medical, dental and optical plan contributions. Moreover, in addition to his participation in the GF Management Incentive Scheme, Mr. Nelsen’s contract also entitles him to participate in the Exploration Incentive Plan. The Exploration Incentive Plan is a profit sharing plan that is intended to reward employee contributions to Gold Fields exploration activities. The Exploration Incentive Plan is available to Mr. Nelsen and all exploration employees who report to Mr. Nelsen. Under the Exploration Incentive Plan, employees who are deemed by the Compensation Committee to have contributed to a successful exploration project are entitled, in the aggregate, to a 0.75% interest in the project's Net Profits' Interest calculated as set forth below. If there is a sale of a project prior to completion, the employees will be entitled to 2.0% interest in the Net Profits' Interest as calculated for a project sale pre-completion, also as calculated as set forth below.

      The Net Profits' Interest is calculated by determining the projected net revenues minus cash production costs but before capital expenditure and working capital charges. If the project is sold prior to its completion, the Net Profits' Interest will be the sale price minus acquisition costs, direct expenditures and a reasonable allocation of indirect expenditures. After being notified that they have been awarded an allocation under the Exploration Incentive Plan, employees may request that the value of their allocation be delivered in Gold Fields Ordinary Shares.

      Mr. Nelsen’s GFE Contract is filed herewith as Exhibit 99.(e)(7) and is incorporated herein by this reference.

Michael J. Prinsloo

      Mr. Prinsloo is party to a service agreement with GFI Mining South Africa (Proprietary) Limited (“GFI Mining”). Mr. Prinsloo’s current gross annual remuneration package is valued at Rand 2,464,000 and his annual bonus is set at a target of 40% of his gross annual remuneration package. Mr. Prinsloo’s salary was increased in January 2004.

      Mr. Prinsloo’s service agreement is filed herewith as Exhibit 99.(e)(8) and is incorporated herein by this reference.

Employment termination payments in the event of a change of control

      In the event of termination of employment following a change of control in Gold Fields, the individual and aggregate compensation to which the executive directors and officers mentioned above shall be entitled is as follows:

Name	Amount(1)

(in Rand)
Ian D. Cockerill	10,246,400
Nicholas J. Holland	6,063,050
John A. Munro	4,458,565
Craig J. Nelsen	4,531,146
Michael J. Prinsloo	5,503,860

Total	30,803,021

Notes:

(1)	These amounts include payments taking into consideration an individual’s gross annual remuneration package, salary and bonus for the two years prior to the change of control. The amounts do not include any contractual amounts (e.g., leave pay) to which the executive directors and officers may be entitled on termination, as these amounts vary from time to time. In addition, the figures do not include (i) any amounts payable in respect of the incentive bonus the individual may have earned in respect of the current year or (ii) the value of any share options, as these values are only ascertainable at the time the change of control occurs. Any expected payments to be made in U.S. dollars have been converted to Rand at an exchange rate of Rand 6.30/ U.S.$1.00 which is an exchange rate established by Gold Fields for the purpose of calculating the value of compensation.

Compensation for the Fiscal Year Ended June 30, 2004

      During the fiscal year ended June 30, 2004, the aggregate compensation paid or payable to directors and executive officers of Gold Fields as a group was approximately Rand 28.3 million, including all salaries, fees, bonuses and contributions during such period to provide pension, retirement or similar benefits for executive directors and executive officers of Gold Fields, of which Rand 3.2 million was due to pension scheme contributions and life insurance, and Rand 5.8 million was due to bonus and performance related payments.

      The following table presents information regarding the compensation paid to the Board by Gold Fields for the fiscal year ended June 30, 2004:

					Bonuses and
					performance	Pension
	Board	Committee			related	scheme	One-off
	fees	fees	Salary		payments	contributions	payments(1)	Total

	(in Rand)
Executive Directors
Ian D. Cockerill			3,802,881	(2)	1,500,000	551,061	278,356	6,132,298
Nicholas J. Holland			1,909,507	(2)	800,000	300,291	23,586	3,033,384
Non-executive Directors(3)
Christopher M. T. Thompson	352,500	296,600						649,100
Alan J. Wright	130,000	113,100						243,100
Kofi Ansah	22,750	—						22,750
J. Michael McMahon	110,500	101,400						211,900
Gordon R. Parker	130,000	83,200						213,200
Patrick J. Ryan	130,000	105,300						235,000
Bernard R. van Rooyen	130,000	83,200						213,200
Tokyo M. G. Sexwale	123,500	79,300						202,800
Chris I. von Christierson	123,500	83,200						206,700
Rupert L. Pennant-Rea	104,000	45,500						149,500
Jakes G. Gerwel	110,500	45,500						156,000

Total	1,467,250	1,036,300	5,712,388		2,300,000	851,352	301,942	11,669,332

Notes:

(1)	Gold Fields limits the amount of accumulated leave an employee may hold. Any accumulated leave held above the maximum is converted to a cash payment to the employee. The one-off payment includes the amount paid for accumulated leave above the maximum limit.

(2)	Mr. Cockerill’s and Mr. Holland’s employment agreements with GF Guernsey provide for their salaries to be determined in U.S. dollars and their agreements with GFL provide for their salaries to be determined in Rand. Under these employment agreements, Mr. Cockerill and Mr. Holland’s salaries are included as a component of their gross annual remuneration package which also includes pension contributions and other items.

(3)	Bonuses for performance in fiscal year 2003 and paid in fiscal year 2004.

Gold Fields Share Ownership of Directors and Executive Officers

      The following table sets forth, to the knowledge of Gold Fields’ management, the total amount of Gold Fields Shares directly or indirectly owned by the directors and executive officers of Gold Fields as of November 23, 2004:

	Gold Fields Shares(1)	Percentage

Holder
Ian D. Cockerill	62,000	0.01
Nicholas J. Holland	20	0.00
Christopher M. T. Thompson	155,000	0.03
Alan J. Wright	135,690	0.03
Bernard R. van Rooyen	59,276	0.01

Total Directors (13 persons)	411,986	0.08
Total Non-Director Executive Officers (8 persons)	—	—

Total Directors and Executive Officers (21 persons)	411,986	0.08

Note:

(1)	In addition to the Gold Fields Shares beneficially owned by the directors and executive officers set out in the table above, the following directors and executive officers have the ability to acquire Gold Fields Shares underlying share options within 60 days of November 23, 2004: Ian D. Cockerill (410,700), Nicholas J. Holland (246,300), Christopher M.T. Thompson (213,400), Alan J. Wright (45,000), J. Michael McMahon (41,000), Gordon R. Parker (45,000), Patrick J. Ryan (35,000), Tokyo M.G. Sexwale (22,000), Bernard R. van Rooyen (45,000), Chris I. von Christierson (20,000), Rupert L. Pennant-Rea (15,000), Jakes G. Gerwell (15,000), Adele L. Cleaver (26,333), James W.D. Dowsley (59,600), Craig J. Nelsen (28,600), Michael Prinsloo (123,300), Jan W. Jacobsz (22,850), John A. Munro (52,333), Terence P. Goodlace (22,200) and James T. Nkosi (5,900).

Share Options Held by Directors and Executive Officers

      Share options outstanding as of November 23, 2004, and held by the directors and executive officers of Gold Fields were, to the knowledge of Gold Fields’ management, as follows:

	Options to purchase
	Gold Fields		Option exercise
Name	Ordinary Shares		price	Expiration date

			(in Rand)
Ian D. Cockerill	347,000		20.90	October 1, 2006
	50,000		46.23	December 12, 2008
	91,000		125.37	July 2, 2009
	41,200		84.17	March 17, 2010
	36,700	(1)	93.49	August 19, 2010
	37,500	(1)	83.18	March 3, 2011
	37,500	(2)	76.75	October 22, 2011

	Options to purchase
	Gold Fields		Option exercise
Name	Ordinary Shares		price	Expiration date

			(in Rand)
Nicholas J. Holland	87,000		14.19	June 25, 2005
	125,000		25.67	December 1, 2006
	40,000		46.23	December 12, 2008
	23,000		125.37	July 2, 2009
	17,700		84.17	March 17, 2010
	15,800	(1)	93.49	August 19, 2010
	19,000	(1)	83.18	March 3, 2011
	19,000	(2)	76.75	October 22, 2011
Christopher M. T. Thompson	20,000		22.97	October 27, 2005
	260,000		46.23	December 12, 2008
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Alan J. Wright	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
J. Michael McMahon	21,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Gordon R. Parker	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Patrick J. Ryan	15,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Tokyo M. G. Sexwale	5,000		43.70	October 31, 2006
	7,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Bernard R. van Rooyen	25,000		43.70	October 31, 2006
	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Chris I. von Christierson	10,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Rupert L. Pennant-Rea	5,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Jakes G. Gerwel	5,000		110.03	December 12, 2007
	10,000	(1)	88.38	November 27, 2008
Kofi Ansah	—		—	—
Adele L. Cleaver	5,333		25.67	December 1, 2006
	15,000		21.00	November 23, 2007
	9,000		46.23	December 12, 2008
	2,800		84.17	March 17, 2010
	2,500	(1)	93.49	August 19, 2010
	3,600	(1)	83.18	March 3, 2011
	15,000	(2)	65.25	July 2, 2011

	Options to purchase
	Gold Fields		Option exercise
Name	Ordinary Shares		price	Expiration date

			(in Rand)
James W. D. Dowsley	45,000		25.67	December 1, 2006
	22,000		46.23	December 12, 2008
	7,700		84.17	March 17, 2010
	6,900	(1)	93.49	August 19, 2010
	7,500	(1)	83.18	March 3, 2011
	7,500	(2)	76.75	October 22, 2011
Craig J. Nelsen	10,000		19.47	December 1, 2006
	11,000		25.67	December 1, 2006
	22,800		154.65	May 24, 2009
	17,000		84.17	March 17, 2010
	33,200		73.80	March 17, 2010
	15,900	(1)	93.49	August 19, 2010
	15,000	(1)	83.18	March 3, 2011
	15,000	(2)	76.75	October 22, 2011
Michael J. Prinsloo	160,000	(1)	46.23	December 12, 2008
	50,000		154.65	May 24, 2009
	13,300	(1)	93.49	August 19, 2010
	15,000	(1)	83.18	March 3, 2011
	15,000	(2)	76.75	October 22, 2011
Jan W. Jacobsz	10,850		14.19	June 25, 2005
	12,000		46.23	November 30, 2008
	11,900		154.65	May 24, 2009
	5,500		84.17	March 17, 2010
	5,000	(1)	93.49	August 19, 2010
	7,500	(1)	83.18	March 3, 2011
	7,500	(2)	76.75	October 22, 2011
John A. Munro	24,800		14.19	June 25, 2005
	13,333		25.67	December 1, 2006
	12,000		46.23	November 30, 2008
	18,500		92.95	February 27, 2009
	7,500		84.17	March 17, 2010
	34,800	(1)	93.49	August 19, 2010
	15,000	(1)	83.18	March 3, 2011
	15,000	(2)	76.75	October 22, 2011
Terence P. Goodlace	11,000		25.67	December 1, 2006
	12,000		46.23	December 12, 2008
	9,500		154.65	May 24, 2009
	6,600		84.17	March 17, 2010
	5,900	(1)	93.49	August 19, 2010
	7,500	(1)	83.18	March 3, 2011
	7,500	(2)	76.75	October 22, 2011
James T. Nkosi	17,600		116.85	August 22, 2009
	16,000		119.90	January 1, 2010
	4,900	(1)	93.49	August 19, 2010
	7,500	(1)	83.18	March 3, 2011
	7,500	(2)	62.25	July 2, 2011

Total(1)	2,428,116

Notes:

(1)	Issued in fiscal 2004 pursuant to either the GF Management Incentive Scheme or the GF Non-Executive Director Share Plan as part of the compensation paid to directors and officers in fiscal 2004.

(2)	Issued through November 23, 2004, pursuant to either the GF Management Incentive Scheme or the GF Non-Executive Director Share Plan as part of the compensation paid to directors and officers in fiscal 2005.

Share Option Plans for Directors and Executive Officers

GF Management Incentive Scheme

      Gold Fields has a share option scheme available to executive officers and other employees, as determined by the Board, which has a total of 22,791,830 Gold Fields Ordinary Shares reserved for issuance under the scheme. Options to purchase a total of 9,240,883 Gold Fields Ordinary Shares were outstanding under the scheme as of November 23, 2004, of which options to purchase 987,400 Gold Fields Ordinary Shares at a weighted average price of Rand 49.48 were held by the executive directors of Gold Fields under the scheme. The exercise prices of all outstanding options range between Rand 13.55 and Rand 154.65 per Gold Fields Ordinary Share and they expire between June 17, 2005 and October 22, 2011.

      The amount of Gold Fields Ordinary Shares reserved under the scheme may be changed by the shareholders. The offer price of each Gold Fields Ordinary Share which is the subject of the option is the weighted average of the middle market prices at which the Gold Fields Ordinary Shares traded on the JSE Securities Exchange South Africa (“JSE”) on the trading day immediately preceding the date on which the Board grants the options.

      Each option may normally only be exercised by a participant on the following bases: (i) after two years have elapsed from the date on which the option was accepted by the participant, in respect of not more than one-third of the Gold Fields Ordinary Shares which are the subject of that option; (ii) after three years have elapsed from the date on which the option was accepted by the participant, in respect of not more than a further one-third (representing two-thirds cumulatively) of the Gold Fields Ordinary Shares which are the subject of that option; and (iii) after four years have elapsed from the date on which the option was accepted by the participant, in respect of all the Gold Fields Ordinary Shares which are the subject of that option, subject to revision by the Board. For so long as a person continues to work for Gold Fields, options lapse seven years after the date of acceptance of the option by the participant. Options vest as soon as they are exercisable, and employees who leave Gold Fields have one year following their departure to exercise options which have vested. Options which are not yet exercisable are forfeited upon leaving employment, subject to exceptions relating to changes in control of Gold Fields and substantial changes in Gold Fields’ organizational structure. The scheme provides for different methods of exercising options in order to permit participants to take advantage of favorable provisions of South African tax law.

      The share option scheme may be amended from time to time by the Board and the trustees of the scheme in any respect (except in relation to amendments affecting: (i) the eligibility of participants under the scheme; (ii) the formula for calculating the total number of Gold Fields Ordinary Shares which may be issued under the scheme; (iii) the maximum number of options which may be acquired by any participant; (iv) the option price formula; and (v) the voting, dividend and transfer rights attaching to options, which may only be amended through approval in a general meeting), provided that no such amendment shall operate to affect the vested right of any participant.

      The GF Management Incentive Scheme and its two amendments are filed herewith as Exhibits 99.(e)(9), 99.(e)(10) and 99.(e)(11) and are incorporated herein by this reference.

GF Non-Executive Director Share Plan

      Gold Fields has a share option plan available to non-executive directors of Gold Fields selected by a Non-Executive Directors Remuneration Committee (“Committee”), comprising the Chief Executive Officer and two nominees of significant shareholders of Gold Fields identified as such by the Chief Executive Officer. No member of the Committee may be a participant in the plan.

The plan was adopted at the annual general meeting of shareholders on October 31, 2001. There are a total of 2,279,183 Gold Fields Ordinary Shares reserved for issuance under the plan. The amount of Gold Fields Ordinary Shares reserved under the plan may be changed by the shareholders. Under the plan, the aggregate number of Gold Fields Ordinary Shares acquired by any one participant cannot exceed 0.1% of the issued share capital from time to time without the approval of the shareholders in a general meeting and the JSE. The exercise price of each ordinary share which is the subject of an option is the weighted average price of the Gold Fields Ordinary Shares on the JSE on the day immediately preceding the date on which the Committee resolves to grant the option. Gold Fields expects to issue approximately 10,000 options per director per year under this plan provided the directors attend 75% of the Board meetings.

      Under the plan, all options granted may only be exercised no less than 12 months and no more than five years after the date on which the option was accepted by the participant. If an option holder ceases to hold office for any reason, he will be entitled within 30 days to exercise share options which he was entitled to exercise immediately prior to his ceasing to hold office, failing which the options shall automatically lapse. The Gold Fields Ordinary Shares in respect of which each option is exercised will rank equally with existing issued Gold Fields Ordinary Shares. Gold Fields has undertaken to apply to list any Gold Fields Ordinary Shares received on exercise of options under the plan on the stock exchanges on which Gold Fields Ordinary Shares are listed and quoted. The share option plan may be amended from time to time by the Committee in any respect, except in relation to: (i) the eligibility of participants under the plan; (ii) the formula for calculating the total number of Gold Fields Ordinary Shares which may be acquired pursuant to the plan; (iii) the maximum number of options which may be acquired by any participant; (iv) the price payable by participants; and (v) the voting, dividend and transfer rights attaching to options, which may only be amended through approval by the shareholders in a general meeting and by the JSE.

      Options to purchase a total of 313,000 Gold Fields Ordinary Shares were held by the non-executive directors of Gold Fields under the plan as of November 23, 2004. In addition, Christopher Thompson was issued options for 280,000 Ordinary Shares under the GF Management Incentive Scheme when he was an executive director. The exercise prices of all outstanding options range between Rand 43.70 and 110.03 per Gold Fields Ordinary Share, and they expire between October 31, 2006 and November 27, 2008.

      The GF Non-Executive Director Share Plan and its amendment are filed herewith as Exhibits 99.(e)(12) and 99.(e)(13) and are incorporated herein by this reference.

      Except as described in this Schedule 14D-9, to Gold Fields knowledge there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Gold Fields or its affiliates and: (i) the Company, its executive officers, directors or affiliates or (ii) the Offeror, its executive officers, directors or affiliates.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

Board Recommendation

      Your Board believes that Harmony’s proposals under the Subsequent Offer do not fully value your Company and therefore recommends that you reject the Subsequent Offer and take no further action in relation to the Subsequent Offer.

      You should not sign any documents which Harmony or its advisers send you. If you have given a mandate to a central securities depository participant (“CDSP”), broker, nominee, custodian, trustee or other financial intermediary, you should instruct them to take no action.

      If you have accepted the Subsequent Offer you should withdraw your acceptance or give instructions to the CDSP, broker, nominee, custodian, trustee or other financial intermediary that held your Gold Fields Ordinary Shares or ADSs on your behalf to withdraw any securities tendered into the Subsequent Offer.

Basis for Recommendation

      On December 2, 2004, Harmony announced the second step of its unsolicited and hostile proposal to merge with Gold Fields. In the Subsequent Offer, Harmony is offering to acquire each of your Gold Fields Ordinary Shares in return for 1.275 new Harmony shares and each of your Gold Fields ADSs in return for 1.275 new Harmony ADSs. By its terms, the Early Settlement Offer closed for acceptance on November 26, 2004. Harmony has disclosed that 56,451,922 Gold Fields Ordinary Shares (including those represented by Gold Fields ADSs), or approximately 11.4% of Gold Fields’ entire share capital had been tendered and accepted for payment under the Early Settlement Offer. In the same announcement, Harmony announced that it was commencing the Subsequent Offer immediately.

      In accordance with their obligations to act in your best interests, your Board has considered Harmony’s Subsequent Offer and taken advice from its financial advisor, ABSA Corporate & Merchant Bank (“ACMB”). The purpose of this discussion is to provide you with your Board’s view on Harmony’s Subsequent Offer.

      As communicated to you during the Early Settlement Offer, the Board believes that it is rare indeed that a hostile takeover bid like Harmony’s has combined such a serious threat with such little merit. The Board remains of the view that Harmony’s offer to acquire Gold Fields is severely damaging to shareholder value and that Harmony’s claim that its management can run the Gold Fields mines so efficiently that they will more than compensate for the significant value dilution inherent to Gold Fields shareholders in the proposal is flawed and unconvincing. As a result, the Board of Directors of Gold Fields urges you to reject Harmony’s Subsequent Offer.

Harmony’s Subsequent Offer will continue to destroy shareholder value.

      The Board continues to believe that Harmony’s Early Settlement Offer has severely damaged, and the Subsequent Offer will continue to severely damage shareholder value. Based on the change in market capitalizations of Gold Fields and Harmony from October 15, 2004 (the last business day prior to announcement of the Early Settlement Offer) to December 3, 2004, approximately Rand 13.7 billion has been wiped clean off the values of the companies — all while the price of gold has risen by U.S.$35.80 per ounce, or 7.9%, to U.S.$453.90 per ounce during the same period.

      The Board believes that Harmony’s Subsequent Offer is dilutive to Gold Fields shareholders based on metrics such as earnings per share, operating cash flow, net present value per share and balance sheet strength.

      Harmony proposes that Gold Fields shareholders accept its shares and not cash which means that the value of what you are being offered is dependent on Harmony’s share price performance during the course of the Subsequent Offer, the underlying value of the Harmony assets and the future performance of Gold Fields assets under Harmony ownership. Furthermore, the Board believes that Harmony’s share-only offer is in sharp contrast to precedent global hostile tender offers over the past ten years, of which 82% have contained a cash component.

      The Board believes Harmony is visibly financially stretched as evidenced by its five successive quarters of headline losses and the fact that its credit rating was downgraded by Fitch Ratings. Harmony’s decrease in cash was Rand 401 million over the three months to September 30, 2004 and a further Rand 923 million over the previous quarter. The Board is gravely concerned that this position will only get worse.

      In stark contrast to Harmony, Gold Fields is well-capitalized, operating a sustainable business and generating profits for its shareholders. Given today’s gold price environment, your Board believes Harmony is overvalued compared to Gold Fields and that Harmony’s all-share offer fails sufficiently to reflect this.

      As we have stated in our announcement dated November 18, 2004, we expect production for the quarter ending December 31, 2004 (Q2 2005) to increase by between 5% and 6% over that reported for the quarter ended September 30, 2004 (Q1 F2005), with the South African operations expected to improve by approximately 3%.

      We also expect Rand per kilogram unit costs to improve by approximately 2%, and total Rand per ton costs by more than 5%, on a group-wide basis, despite continuing inflation pressures. We also expect the group margin to increase from 17% to between 20%-23% while the margin for the South African operations is expected to be restored to double digits.

      The Board believes that Harmony is offering a derisory premium for your Gold Fields Shares. At the time of Harmony’s announcement of the Early Settlement Offer, Harmony’s offer was a paltry 7% premium to Gold Fields ADRs based the closing price of each company’s respective ADRs on the New York Stock Exchange (the “NYSE”) on October 15, 2004 (the last business day prior to announcement of the Early Settlement Offer), and a 13% premium based on the closing price of each company’s respective ordinary shares on the same date. As of close of trading on the respective markets on December 3, 2004, Harmony’s Subsequent Offer was at approximately a 6% and a 4% discount to the price of your Gold Fields ADRs and Ordinary Shares, respectively.

      The Board urges you to compare the financial well-being and performance of Gold Fields against that of Harmony and examine the premium (or discount) you are being offered. When you do that, the Board believes that your choice will be clear — Embrace Gold Fields’ Value and Reject the Subsequent Offer.

The future successful performance of Gold Fields’ operations is in danger

      As the Board has stated previously during the Early Settlement Offer, it believes that Harmony’s ability to successfully manage Gold Fields assets is questionable. We believe Harmony's asset portfolio comprises a significant portion of disparate mines and shaft systems sold by larger producers unable to run those mines profitably in the longer term. This is in marked contrast to Gold Fields’ focused portfolio of high quality assets.

      Where Harmony has been successful in reducing costs and extending the lives of mines, its success has often been achieved through a short-term strategy known as “harvesting.” The Board believes such activity would be wholly inappropriate at Gold Fields’ mines and would seriously damage our long-term prospects. We believe a number of Harmony’s efforts have been unsuccessful, including the purchase of St. Helena from Gold Fields and the purchase of Elandsrand from AngloGold Limited. Furthermore, we believe Harmony’s legacy of failed international ventures does not bode well for the continued success of Gold Fields’ international operations in Harmony’s hands.

      We still believe that after weeks of having the opportunity, Mr. Swanepoel has failed, despite repeatedly being questioned on the subject, to give a satisfactory explanation of how he will deliver sustainable cost synergies consistent with enhancing shareholder value. The Board believes eliminating the Gold Fields head office would cut muscle, not fat, and Gold Fields’ corporate costs are already competitive at less than U.S.$5.00 per ounce. At the operational level our labor rates are comparable with Harmony’s and in similar mining conditions our work force and management outputs are also comparable. On relative terms, we believe Gold Fields has a better track record of keeping cash costs down than Harmony.

Harmony’s management

      We believe Harmony has lost much of their management talent, including some of those people who were responsible for establishing Harmony. Your Board believes that the current Harmony management team is thinly stretched. Harmony’s Subsequent Offer, if successful, would create a 7.5 million ounce producer. We believe that this already stretched team, even if supported by those Gold Fields personnel who might stay, would be inadequate to manage such a large undertaking with its complex worldwide operations.

      For these reasons the Board firmly believes that Harmony’s value proposition is unlikely to deliver the superior returns to Gold Fields shareholders that could be achieved through an independent Gold Fields. As stated previously, we believe that we are well positioned to preserve and create further value for shareholders and not destroy it as Harmony has done.

      For the foregoing reasons, your Board reiterates that holders of Gold Fields Ordinary Shares and ADSs should reject the Harmony offer. If you have not tendered or given instruction to tender your Gold Fields Shares, take no further action. If you have tendered or given instructions to tender your Gold Fields Ordinary Shares or ADSs, you should withdraw your acceptance immediately.

Intent to Tender

      To the Company’s knowledge, none of the Company’s executive officers, directors, affiliates (other than OJSC MMC Norilsk Nickel) or subsidiaries currently intends to sell or tender for purchase pursuant to the Subsequent Offer any Gold Fields Shares held of record or beneficially owned.

ITEM 5.     PERSON/ ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

      Goldman Sachs International (“Goldman Sachs”) and JPMorgan plc (“JPMorgan”) were retained as financial advisors in connection with the Subsequent Offer. The Company has agreed to pay each of Goldman Sachs and JPMorgan customary fees for such services; to reimburse them for all expenses; and to indemnify them and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of their respective engagements. Pursuant to the engagement letters with JPMorgan and Goldman Sachs, Gold Fields has agreed to pay the financial advisers compensation of U.S.$18 million in aggregate with respect to the Early Settlement Offer and the Subsequent Offer.

      Goldman Sachs and JPMorgan, and their respective affiliates, in the past have provided, and in the future may provide, investment banking and financial services to the Company, for which services they have received, and would expect to receive, compensation. In the ordinary course of business, each of the financial advisors and their respective affiliates may actively trade or hold securities of Gold Fields or Harmony for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      ACMB has been retained to act as an independent financial advisor under the South African Securities Regulation Code on Takeovers and Mergers (the “S.A. Code”) to the Board in connection with the Subsequent Offer and to provide an opinion regarding the fairness of the proposed exchange ratio, from a financial point of view. The Company has agreed to pay ACMB a fee of Rand 3 million in aggregate with respect to the Early Settlement Offer and the Subsequent Offer; to reimburse ACMB for all disbursements; and to indemnify it and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement.

      ACMB, and its affiliates, in the past have provided, and in the future may provide, investment banking and financial services to the Company, for which services they have received, and would expect to receive, compensation. In the ordinary course of business, ACMB and its affiliates may actively trade or hold securities of Gold Fields or Harmony for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      The Company has retained Innisfree M&A Incorporated (“Innisfree”) as the U.S. information agent and proxy solicitation agent with respect to the Subsequent Offer. The Company has agreed to pay Innisfree reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify Innisfree against certain liabilities arising out of or in connection with the engagement.

      Computershare Investor Services 2004 (Proprietary) Limited (“Computershare”) has been retained as the information agent and transfer agent in South Africa with respect to the Subsequent Offer. The Company has agreed to pay Computershare reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify Computershare against certain liabilities arising out of or in connection with the engagement.

      The Bank of New York, as depositary (“BoNY”) under the Deposit Agreement dated as of February 2, 1998, and as amended and restated as of May 21, 2002, among Gold Fields, BoNY and the owners and beneficial owners of the Gold Fields ADRs (the “Deposit Agreement”), has been requested to provide certain services to Gold Fields in connection with its ADR program.

      The Company has retained Brunswick Group LLP (“Brunswick”) as its public relations advisor in connection with the Subsequent Offer. The Company has agreed to pay customary compensation for such services and to reimburse Brunswick for its out-of-pocket expenses arising out of or in connection with the engagement. The Company has also agreed to indemnify Brunswick against certain liabilities arising out of or in connection with the engagement.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to holders of Gold Fields Shares concerning the Subsequent Offer.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      No transactions in the Gold Fields Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries.

ITEM 7.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Mvelaphanda Agreements

     On March 8, 2004, the shareholders of Gold Fields approved a series of transactions involving the acquisition by Mvela Resources of a 15% beneficial interest in the South African gold mining assets of Gold Fields for cash consideration of Rand 4.1 billion (the “Mvela Transaction”).

     The Mvela Transaction was preceded by an internal restructuring of Gold Fields, whereby each of the Driefontein, Kloof and Beatrix mining operations, as well as certain ancillary assets and operations, were transferred to a new, wholly-owned subsidiary of Gold Fields, GFI Mining.

     On November 26, 2003, Gold Fields, Mvela Resources, Mvelaphanda Gold (Proprietary) Limited (“Mvela Gold”), a wholly owned subsidiary of Mvela Resources, and GFI Mining entered into a covenants agreement (the “Covenants Agreement”), regulating their rights and obligations with respect to GFI Mining. This agreement became effective following the advance by Mvela Gold of the loan to GFI Mining described below (the “Mvela Loan”) and, among other things, provides for Mvela Gold to nominate two members of GFI Mining’s board of directors and two members of each of GFI Mining’s Operations Committee and Transformation Committee, the latter of which has been established to monitor compliance with the mining charter promulgated under the Mineral and Petroleum Resources Development Act 2002. Under the Covenants Agreement, GFI Mining cannot dispose of any material assets, enter into, cancel or alter any material transaction between GFI Mining and any related party or make any material amendment to its constitutive documents without the prior written consent of Mvela Gold. In addition, if Gold Fields or GFI Mining wants to increase the interest of black empowerment entities in GFI Mining or in any business or assets of GFI Mining, other than pursuant to an employee share incentive scheme, Gold Fields must offer to Mvela Gold the opportunity to increase its interest in GFI Mining. By its terms, the Covenants Agreement remains in force for so long as Gold Fields remains a shareholder in GFI Mining and Mvela Gold holds the right to subscribe for 15% of the shares in, or is a shareholder of, GFI Mining, provided that it terminates if the shares of GFI Mining are listed on the JSE.

     On December 11, 2003, Gold Fields, GFI Mining, and Mvela Gold entered into a subscription and share exchange agreement (the “Subscription and Share Exchange Agreement”), pursuant to which, upon repayment of the Mvela Loan, Mvela Gold must subscribe for shares equal to 15% of GFI Mining’s outstanding share capital, including the newly issued shares, for consideration of Rand 4.1 billion. In addition, for a period of one year after the subscription by Mvela Gold of the GFI Mining shares, each of Gold Fields and Mvela Gold will be entitled to require the exchange of Mvela Gold’s GFI Mining shares for ordinary shares of Gold Fields of an equivalent value based on an exchange ratio equal to 15% of a discounted cash flow calculation as applied to GFI Mining’s operations divided by the same calculation as applied to Gold Fields’ operations, with certain adjustments. In the event that the parties do not agree on the number of Gold Fields ordinary shares to be issued to Mvela Gold in such exchange, then the exchange ratio will be determined by an independent merchant bank or investment bank appointed by the parties. Mvela Gold has ceded its rights under the Subscription and Share Exchange Agreement to secure its obligations under certain mezzanine financing it incurred to fund, in part, the Mvela Loan. Mvela Gold is entitled to dispose of the GFI Mining shares and any Gold Fields ordinary shares it may hold only in accordance with the terms of a pre-emptive rights agreement entered into by the parties whereby if Mvela Gold receives an offer for, or otherwise wishes to sell, any GFI Mining or Gold Fields shares, it must first offer to sell them to Gold Fields. The Subscription and Share Exchange Agreement became unconditional following the advance of the Mvela Loan to GFI Mining on March 17, 2004.

     On December 11, 2003, Gold Fields, GFI Mining, Mvela Gold, First Rand Bank Limited, Gold Fields Australia Pty Limited (“GF Australia”) and GF Guernsey entered into a loan agreement (the “Mvela Loan Agreement”) pursuant to which Mvela Gold advanced a loan of Rand 4.1 billion to GFI Mining on March 17, 2004. GFI Mining applied the loan toward funding its acquisition of Gold Fields’ South African mining operations and certain ancillary assets and operations as part of the internal restructuring of Gold Fields. The Mvela Loan has a term of five years, bears interest at a rate of 10.57% per annum and is guaranteed by Gold Fields, GF Australia and GF Guernsey. GFI Mining may elect to repay the Mvela Loan, together with the present value of the then outstanding interest payment obligations and the tax payable by Mvela Gold as a result of such repayment, at any time starting 12 months after the Mvela Loan was advanced. While the Mvela Loan is outstanding, Gold Fields and any of its material subsidiaries, which is defined as any subsidiary whose gross turnover in the most recently ended financial year represents more than 5% of the consolidated gross turnover of Gold Fields and its subsidiaries, may not, subject to certain exceptions, (i) sell, lease, transfer or otherwise dispose of any assets, (ii) enter into any merger or similar transaction, or (iii) encumber its assets. The Mvela Loan will become immediately due and payable upon the occurrence of any event of default, which includes, among other things:

•	failure to make payments of interest or principal;

•	breach of the covenants in the agreement or of any material provision of the documents relating to the Mvela Transaction;

•	any representation or statement of GFI Mining or any guarantor in the documents relating to the Mvela Loan being incorrect or misleading in a material and adverse way;

•	default under other indebtedness of Gold Fields or any of its material subsidiaries in excess of Rand 75 million;

•	insolvency of Gold Fields or any of its material subsidiaries;

•	failure of Gold Fields or any of its material subsidiaries to pay any judgment in excess of Rand 75 million within five days of it becoming due;

•	government expropriation of Gold Fields or any of its material subsidiaries or their respective material assets;

•	a change in the business, condition or prospects of any guarantor or Gold Fields and its subsidiaries taken as a whole that is reasonably likely to have a material adverse effect on the ability of GFI Mining or of any guarantor to perform its obligations or on the validity or enforceability of any document relating to the Mvela Loan;

•	any litigation, arbitration, administrative proceedings or governmental or regulatory investigations or proceedings against Gold Fields or any of its material subsidiaries that is reasonably likely to be adversely determined and if so determined, could reasonably be expected to have a material adverse effect on the ability of GFI Mining or any guarantor to perform its obligations or on the validity or enforceability of any document relating to the Mvela Loan;

•	any change in control of Gold Fields that occurs without the written consent of the agent of the providers of the commercial bank debt that funded, in part, the Mvela Loan, or the Senior Agent, where the change in control could reasonably be expected to have a material adverse effect on the ability of any guarantor to perform its obligations or on the validity or enforceability of any document relating to the Mvela Loan; and

•	GFI Mining ceasing to be a wholly owned subsidiary of Gold Fields.

     The Mvela Loan was funded by way of commercial bank debt of approximately Rand 1.3 billion and mezzanine finance of approximately Rand 1.1 billion, with the balance of approximately Rand 1.7 billion being raised by way of an international private placement of shares of Mvela Resources. In connection with the mezzanine finance, Gold Fields subscribed for preference shares in an amount of Rand 200 million in Micawber 325 (Proprietary) Limited (“Micawber”), a special purpose entity established by the mezzanine lenders. Further, Gold Fields subscribed for Rand 100 million of the shares issued by Mvela Resources in the private placement. In addition, pursuant to an agreement entered into on February 13, 2004 (the “PIC Agreement”), Gold Fields has effectively guaranteed a loan of Rand 150 million made by the Public Investment Commissioners (the “PIC”) to Micawber (the “PIC Loan”). Interest on the PIC Loan accrues at the rate of 14.25%, is compounded semi-annually and is payable in one lump sum at the end of the term of the loan. Under the terms of the PIC Agreement, the PIC has the right to require Gold Fields to assume all its rights and obligations under the PIC Loan, together with its underlying security, which consists of the PIC’s proportionate share of Mvela Gold’s rights under the Subscription and Share Exchange Agreement and a guarantee of Rand 200 million from Mvela Resources, at a price equal to the value of the principal and interest of the PIC Loan, net of a guarantee fee equal to 3.75% per annum of the value of the principal and interest of the loan, if, at the time the PIC Loan is due for repayment, Micawber does not repay the loan in full. Whether or not the PIC requires Gold Fields to assume its rights and obligations under the PIC Loan, the PIC is obligated to pay the guarantee fee to Gold Fields on the date on which the PIC Loan is repaid to the PIC.

     On February 13, 2004, the Mvela Loan Agreement was amended, principally in order to add and clarify certain definitions.

     On November 17, 2004, GFL Mining Services Limited (“GFLMSL”), Gold Fields, Mvela Gold, Mvela Resources and GFI Mining entered into an agreement (the “Amendment Agreement”) amending the existing agreements relating to the Mvelaphanda Transaction, including the Subscription and Share Exchange Agreement and the Covenants Agreement. The Amendment Agreement provides for, among other things, changes in connection with the proposed IAMGold transaction, including that GFI Mining is precluded from providing any type of financial support to other Gold Fields’ subsidiaries. These changes are conditional on the proposed IAMGold transaction being implemented. In addition, and irrespective of whether or not the proposed IAMGold transaction is implemented, (i) GFI Mining agrees not to repay any debt owing, as at the date on which the Mvela Loan was advanced, to Gold Fields or any subsidiary of Gold Fields that is not a subsidiary of GFI Mining prior to the time Mvela Gold may exchange its shares in GFI Mining for Gold Fields ordinary shares, pursuant to the Subscription and Share Exchange Agreement, (ii) GFI Mining must utilize 50% of its free cash flow to pay certain intra-group indebtedness and (iii) Mvela Gold will be entitled to not less than 45,000,000 or more than 55,000,000 Gold Fields ordinary shares in the event that GFI Mining shares are exchanged for Gold Fields shares pursuant to the Subscription and Share Exchange Agreement. These minimum and maximum numbers of ordinary shares are subject to adjustment to take account of changes to Gold Fields’ capital structure and certain corporate activities of Gold Fields. The amendments are stated to be subject to approval by the agent of the providers of the commercial bank debt that funded, in part, the Mvela Loan (the “Senior Agent”) and by the lenders who provided the commercial bank debt and mezzanine finance to Mvela Gold to fund, in part, the Mvela Loan. In addition, each of Mvela Resources and Gold Fields is entitled to require that the Amendment Agreement, with the exception of those amendments relating purely to the proposed IAMGold transaction, be approved by the Gold Fields’ shareholders at a meeting to be held not later than June 30, 2005.

     Also on November 17, 2004, Gold Fields, Mvela Gold, GF Australia, GF Guernsey, First Rand Bank Limited and GFI Mining entered into a second addendum to the Mvela Loan Agreement. Pursuant to this addendum, various amendments are to be made to the Mvela Loan Agreement, provided that all the conditions to the proposed IAMGold transaction are satisfied. These amendments include:

•	the release of GF Australia and GF Guernsey from their obligations under the Mvela Loan Agreement;

•	GFI Mining will not provide any guarantees, indemnities or other financial support, or allow its assets to be encumbered, for the benefit of any subsidiaries of Gold Fields that are not subsidiaries of GFI Mining;

•	GFI Mining must satisfy the Senior Agent that it and its subsidiaries have released any existing guarantees, indemnities, financial support or encumbrances created for the benefit of any subsidiaries of Gold Fields that are not subsidiaries of GFI Mining;

•	amendments to the covenants under the Mvela Loan Agreement in respect of certain financial ratios and certain activities of Gold Fields International, or GFI, which is the proposed new name for IAMGold Corporation following completion of the proposed IAMGold transaction;

•	Gold Fields may not, without consent of the Senior Agent, make distributions to its shareholders from the proceeds of any disposal of the capital or fixed assets of GFI or any shares in GFI held by Gold Fields or its subsidiaries; and

•	certain amendments to the events of default, including establishing a new event of default should there be any change in control of GFI without the prior written consent of the Senior Agent.

      The Covenants Agreement is filed herewith as Exhibit 99.(a)(1), the Subscription and Share Exchange Agreement is filed herewith as Exhibit 99.(a)(2) and the Mvela Loan Agreement is filed herewith as Exhibit 99.(a)(3). Each of the Covenants Agreement, the Subscription and Share Exchange Agreement and the GFI-SA Loan are incorporated herein by this reference.

      Tokyo M.G. Sexwale and Bernard R. van Rooyen, non-executive directors of Gold Fields, are the Chairman of the Board and a director of Mvela Resources, respectively.

      Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiation in response to the Subsequent Offer that relates to (i) a tender offer for or other acquisition of securities by or of the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of the Company.

      Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed agreements in response to the Subsequent Offer that relate to or would result in one or more of the events referred to in the immediately preceding paragraph.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED

Recent Developments

     On December 7, 2004, the Board announced that the proposed reverse takeover of IAMGold Corporation (the “IAMGold Transaction”) had not received the required majority approval by Gold Fields shareholders, and that the IAMGold Transaction will not be completed. The breakdown of votes at Gold Fields’ extraordinary general meeting of shareholders (“EGM”) held on December 7, 2004 was as follows: shares voted in favor – 170,617,459 (48.23% of total); shares voted against – 181,955,004 (51.44% of total); abstentions – 1,154,283 (0.33% of total). The Board will be meeting over the next few days to consider the Company’s options following this event and will communicate with shareholders in due course.

Shareholder Communications

     On December 7, 2004, Gold Fields made the following public communications:
•
Gold Fields issued a press release announcing that the IAMGold Transaction did not receive the required majority approval of Gold Fields shareholders at Gold Fields’ EGM on December 7, 2004, and that the IAMGold Transaction will not be completed. A copy of the press release has been filed herewith as Exhibit 99.(a)(19) and is hereby incorporated herein by this reference.

Forward-Looking Statements

      This Schedule 14D-9 contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this presentation that are not historical facts are “forward-looking statements”.

      These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this presentation, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this Schedule 14D-9 and Gold Fields’ materials filed and furnished to the SEC from time to time, including its most recent Annual Report on Form 20-F.

      Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the Subsequent Offer; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

      Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Schedule 14D-9 or to reflect the occurrence of unanticipated events.

ITEM 9.     EXHIBITS

Exhibit		Description

99	.(a)(1)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(2)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(3)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(4)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(5)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(6)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(7)++	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99	.(a)(8)++	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99	.(a)(9)+++	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99	.(a)(10)**	Announcement issued by the South African Securities Regulation Panel, dated November 9, 2004
99	.(a)(11)***	Judgment by the High Court of South Africa, dated November 11, 2004
99	.(a)(12)***	Amended Complaint filed in the United States District Court for the Southern District of New York, dated November 12, 2004
99	.(a)(13)+	Findings by the Competition Tribunal of South Africa, dated November 18, 2004
99	.(a)(14)††	Gold Fields’ Notice of Appeal filed in the Competition Appeal Court of South Africa, dated November 19, 2004
99	.(a)(15)±	Decision and Order of United States District Court for the Southern District of New York, dated November 23, 2004
99	.(a)(16)§	Order by the Competition Appeal Court of South Africa, dated November 26, 2004
99	.(a)(17)§	Rulings of the Appeal Tribunal of the South African Securities Regulation Panel, dated November 29, 2004
99	.(a)(18)§	Order of the Constitutional Court of South Africa, dated December 1, 2004
99	.(a)(19)°	Press release announcing that the proposed reverse takeover of IAMGold Corporation will not be completed, dated December 7, 2004

Exhibit		Description

99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001
99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

+	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350) filed by Gold Fields with the Securities and Exchange Commission on November 3, 2004.

++	Incorporated by reference to Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 5, 2004.

+++	Incorporated by reference to Amendment No. 3 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 8, 2004.

**	Incorporated by reference to Amendment No. 4 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 9, 2004.

***	Incorporated by reference to Amendment No. 5 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 12, 2004.

††	Incorporated by reference to Amendment No. 9 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 19, 2004.

±	Incorporated by reference to Amendment No. 10 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 23, 2004.

§	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9/C (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2004.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ NICHOLAS J. HOLLAND

Name: Nicholas J. Holland
Title: Executive Director and
Chief Financial Officer
Date: December 7, 2004

EXHIBIT INDEX

Exhibit		Description

99	.(a)(1)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(2)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(3)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(4)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(5)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(6)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(7)++	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99	.(a)(8)++	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99	.(a)(9)+++	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99	.(a)(10)**	Announcement issued by the South African Securities Regulation Panel, dated November 9, 2004
99	.(a)(11)***	Judgment by the High Court of South Africa, dated November 11, 2004
99	.(a)(12)***	Amended Complaint filed in the United States District Court for the Southern District of New York, dated November 12, 2004
99	.(a)(13)+	Findings by the Competition Tribunal of South Africa, dated November 18, 2004
99	.(a)(14)††	Gold Fields’ Notice of Appeal filed in the Competition Appeal Court of South Africa, dated November 19, 2004
99	.(a)(15)±	Decision and Order of United States District Court for the Southern District of New York, dated November 23, 2004
99	.(a)(16)§	Order by the Competition Appeal Court of South Africa, dated November 26, 2004
99	.(a)(17)§	Rulings of the Appeal Tribunal of the South African Securities Regulation Panel, dated November 29, 2004
99	.(a)(18)§	Order of the Constitutional Court of South Africa, dated December 1, 2004
99	.(a)(19)°	Press release announcing that the proposed reverse takeover of IAMGold Corporation will not be completed, dated December 7, 2004

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Exhibit		Description

99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001
99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

+	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350) filed by Gold Fields with the Securities and Exchange Commission on November 3, 2004.

++	Incorporated by reference to Amendment No. 2 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 5, 2004.

+++	Incorporated by reference to Amendment No. 3 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 8, 2004.

**	Incorporated by reference to Amendment No. 4 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 9, 2004.

***	Incorporated by reference to Amendment No. 5 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 12, 2004.

††	Incorporated by reference to Amendment No. 9 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 19, 2004.

±	Incorporated by reference to Amendment No. 10 to the Recommendation/Solicitation Statement on Schedule 14D-9 (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on November 23, 2004.

§	Incorporated by reference to the Recommendation/Solicitation Statement on Schedule 14D-9/C (File No. 005-78350), filed by Gold Fields with the Securities and Exchange Commission on December 3, 2004.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

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